Strong logic demand drives Q3 results, on track for record 2016 sales Orders for three EUV systems show customer base expanding to six ASML 2016 Third-Quarter Results Veldhoven, the Netherlands October 19, 2016 Public

Public Slide 2 October 19, 2016 Agenda • Investor key messages • Business highlights • Outlook • EUV highlights • HMI acquisition status • Financial statements

Public Slide 3 October 19, 2016 Investor key messages

Public Slide 4 October 19, 2016 Investor key messages • Lithography enables affordable shrink and therefore delivers compelling value for our customers • ASML’s R&D investments in lithography and process control products supports customer roadmaps • EUV will enable continuation of Moore’s Law and will drive long term value for ASML • DUV and Holistic Litho product roadmaps enable multi-pass immersion patterning today, with Holistic Litho supporting EUV in the future. These highly differentiated products provide unique value drivers for us and our customers • ASML models an annual revenue opportunity of € 10 billion* by 2020 and given the significant leverage in our financial model will allow a potential tripling of EPS* by the end of this decade, compared to calendar year 2014, thereby creating significant value for all stakeholders • We expect to continue to return excess cash to our shareholders through dividends that are stable or growing and regularly timed share buybacks in line with our policy • Planned HMI acquisition provides market leading e-beam metrology capability which expands our integrated Holistic Lithography solutions to include a new class of pattern fidelity control * HMI acquisition not included, see Press Release (date June 16th 2016 on www.asml.com)

Public Slide 5 October 19, 2016 Business highlights

Public Slide 6 October 19, 2016 Q3 results summary • Net sales of € 1,815 million, including around € 85 million EUV, 40 litho systems sold valued at € 1,238 million, net service and field option sales at € 577 million • Average selling price of € 31.0 million per system • Gross margin of 46.0% • Operating margin of 27.3% • Net bookings of € 1,415 million, including 3 new EUV systems • Backlog at € 3,462 million, including 12 EUV systems

Public Slide 7 October 19, 2016 Sales in Units EUV ArF i ArFdry KrF I-Line 1 19 1 14 5 EUV ArF i ArFdry KrF I-Line 2 19 2 16 7 Net system sales breakdown in value Technology EUV 7% ArF Immersion 77% ArF Dry 2% KrF 12% I-line 2% End-Use Memory 16% Foundry 66% IDM 18% Q3’16 total value € 1,238 million Q2’16 total value € 1,254 million EUV 8% ArF Immersion 76% ArF Dry 3% KrF 11% I-line 2% Memory 35% Foundry 40% IDM 25% USA 21% Korea 20% Taiwan 28% China 15% Japan 4% Rest of Asia 8% Europe 4% Region (ship to location) USA 9% Korea 10% Taiwan 55% China 6% Japan 5% Rest of Asia 7% Europe 8%

Public Slide 8 October 19, 2016 7,000 6,000 5,000 4,000 3,000 2,000 1,000 0 N et Sa le s 2011 2012 2013 2014 2015 2016 1,452 1,252 892 1,397 1,650 1,333 1,529 1,228 1,187 1,644 1,654 1,740 1,459 1,229 1,318 1,322 1,549 1,815 1,211 5,651 1,023 4,732 1,848 5,245 1,494 1,434 6,287 Total net sales million € by quarter Q4 Q3 Q2 Q1 4,888 YTD 5,856

Public Slide 9 October 19, 2016 7,000 6,000 5,000 4,000 3,000 2,000 1,000 0 N et Sa le s 2011 2012 2013 2014 2015 2016 2,184 935 1,489 2,225 2,115 989 844 588 440 831 514 628 1,856 2,279 2,064 1,186 1,608 1,731 767 5,651 930 4,732 1,252 5,245 1,614 5,856 2,050 6,287 1,540 Total net sales million € by End-use 4,888 YTD Service & Options Foundry IDM Memory

Public Slide 10 October 19, 2016 Bookings activity by sector Q3’16 total value € 1,415 million New systems Used systems Units 37 6 Value M€ 1,396 19 New systems Used systems Units 40 3 Value M€ 1,555 11 Q2’16 total value € 1,566 million Memory 36% Foundry 52% IDM 12% Memory 25% Foundry 57% IDM 18%

Public Slide 11 October 19, 2016 System backlog in value Technology EUV 38% ArF Immersion 51% ArF Dry 2% KrF 8% I-line 1% Region (ship to location) USA 29% Korea 27% Taiwan 28% China 5% Rest of Asia 1% Europe 10% End-Use Memory 31% Foundry 40% IDM 29% Q3’16 total value € 3,462 million Q2’16* total value € 3,371 million Memory 22% Foundry 47%IDM 31% USA 26%Korea 22% Taiwan 35% China 5% Japan 2% Rest of Asia 3% Europe 7% New systems Used systems Units 64 12 Value M€ 3,426 36 New systems Used systems Units 65 8 Value M€ 3,335 36 EUV 31% ArF Immersion 59% ArF Dry 2% KrF 7% I-line 1% * End-use distribution of Q2 2016 backlog contains an adjustment which transferred € 141 million from Foundry to Memory

Public Slide 12 October 19, 2016 Capital return to shareholders Progress of 2016/2017 share buyback program for up to € 1.5 billion • Purchased € 13 million worth of shares in Q3 • Year to date € 400 million worth of shares purchased • Share buyback program is currently paused while we are in the midst of the HMI acquisition process Dividend history 1.2 1.0 0.8 0.6 0.4 0.2 0.0 D iv id en d (e ur o) 2008 2009 2010 2011 2012 2013 2014 2015 0.20 0.20 0.40 0.46 0.53 0.61 0.70 1.05 Cumulative capital return as from 2006 8,000 6,000 4,000 2,000 0 € m illi on 2008 2009 2010 2011 2012 2013 2014 2015 2016 Dividend Share buyback The dividend for a year is paid in the subsequent year YTD

Public Slide 13 October 19, 2016 Outlook

Public Slide 14 October 19, 2016 Outlook • Q4 net sales between € 1.7 and 1.8 billion • Gross margin between 47 and 48% • R&D costs of about € 275 million • SG&A costs of about € 100 million (which includes one-off acquisition-related costs of around € 10 million) • Other income (Customer Co-Investment Program) of about € 23 million • Effective annualized tax rate around 13% • Our guidance for fourth-quarter:

Public Slide 15 October 19, 2016 EUV highlights

Public Slide 16 October 19, 2016 EUV 2016 targets and achievements • More than 1,500 wafers per day (wpd) exposed on NXE:3350B at a customer site on average over a three days period • Best performance is four-week average above 90% on one NXE:3300B system • Seven customer systems have achieved a four-week average availability of more than 80% • Consistency between tools and across sites still needs to be improved • One NXE:3350B system shipped in Q1, one NXE:3350B system shipped in Q2, one NXE:3350B shipped in Q3 • In Q4, we plan to ship one system; two additional systems will be delayed into early 2017, one due to customer fab readiness and one due to late material delivery Productivity - Target: 1500 wafers per day Availability - Target: 80% NXE shipments - Target: 6-7

Public Slide 17 October 19, 2016 HMI acquisition status

Public Slide 18 October 19, 2016 HMI acquisition status • HMI shareholders voted in favor for the acquisition during the HMI EGM • Approvals received : • CFIUS (US) • Competition Commission Singapore • Taiwan Fair Trade Commission • Taiwan Investment Commission Inbound • Approval pending : • Taiwan Investment Commission Outbound (private placement) • Korea Fair Trade Commission • ASML continues to expect HMI acquisition to close in Q4 2016

Public Slide 19 October 19, 2016 Financial statements

Public Slide 20 October 19, 2016 Consolidated statements of operations M€ Q3 2015 Q4 2015 Q1 2016 Q2 2016 Q3 2016 Net sales 1,549 1,434 1,333 1,740 1,815 Gross profit 703 660 568 741 834 Gross margin % 45.4% 46.0% 42.6% 42.6% 46.0% Other income* 21 21 23 23 23 R&D costs (267) (273) (275) (270) (273) SG&A costs (86) (90) (89) (90) (89) Income from operations 372 318 228 404 495 Operating income % 24.0% 22.2% 17.1% 23.2% 27.3% Net income 322 292 198 354 396 Net income as a % of net sales 20.8% 20.4% 14.9% 20.3% 21.8% Earnings per share (basic) € 0.75 0.68 0.46 0.83 0.93 Earnings per share (diluted) € 0.75 0.68 0.46 0.83 0.93 Litho units sold 44 37 33 46 40 ASP new litho systems 24.2 26.9 29.5 31.6 32.4 Net booking value 904 1,184 835 1,566 1,415 * Customer Co-Investment Program (CCIP)

Public Slide 21 October 19, 2016 Cash flows M€ Q3 2015 Q4 2015 Q1 2016 Q2 2016 Q3 2016 Net income 322 292 198 354 396 Net cash provided by (used in) operating activities 420 985 (6) 481 (3) Net cash provided by (used in) investing activities (99) (1,078) (183) (24) (484) Net cash provided by (used in) financing activities (133) (131) (204) (607) 1,481 Net increase (decrease) in cash & cash equivalents 186 (222) (395) (137) 987 Free cash flow* 333 864 (65) 381 (72) * Free cash flow is defined as net cash provided by (used in) operating activities minus investments in Capex (Purchase of Property, plant and equipment and intangibles), see US GAAP Consolidated Financial Statements

Public Slide 22 October 19, 2016 Balance sheets M€ Assets Q3 2015 Q4 2015 Q1 2016 Q2 2016 Q3 2016 Cash & cash equivalents and short-term investments 2,681 3,409 3,138 2,926 4,313 Net accounts receivable and finance receivables 1,593 1,208 1,302 1,362 1,593 Inventories, net 2,537 2,574 2,750 2,715 2,697 Other assets 846 940 987 1,146 1,164 Tax assets 203 181 143 228 183 Goodwill 2,574 2,624 2,538 2,603 2,571 Other intangible assets 739 738 706 714 694 Property, plant and equipment 1,533 1,621 1,580 1,609 1,587 Total assets 12,706 13,295 13,144 13,303 14,802 Liabilities and shareholders' equity Current liabilities 2,711 3,107 3,248 3,720 3,272 Non-current liabilities 1,850 1,799 1,593 1,434 3,017 Shareholders' equity 8,145 8,389 8,303 8,149 8,513 Total liabilities and shareholders' equity 12,706 13,295 13,144 13,303 14,802 As of January 1, 2016 ASML early adopted the amendment to ASC 740 “Income taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”, which requires that deferred tax liabilities and assets are classified as non-current in the consolidated balance sheets. The comparative figures have not been adjusted to reflect this change in accounting policy.

Public Slide 23 October 19, 2016 This document contains statements relating to certain projections and business trends that are forward-looking, including statements with respect to our outlook, including expected customer demand in specified market segments including memory, logic and foundry, expected trends and outlook, including expected levels of service sales, systems backlog, expected financial results for the fourth quarter and full year 2016, including expected sales, other income, gross margin, R&D and SG&A expenses and effective annualized tax rate, annual revenue opportunity for ASML and EPS potential by end of decade, productivity of our tools and systems performance, including EUV system performance (such as endurance tests), expected industry trends and expected trends in the business environment, statements with respect to the acquisition of HMI by ASML, including the expected timing of completion of the HMI acquisition, the expected benefits of the acquisition of HMI by ASML, including the provision of e-beam metrology capability and its effect on holistic lithography solutions and pattern fidelity control, statements with respect to EUV targets, including availability, productivity and shipments, including the number of EUV systems expected to be shipped and timing of shipments, and roadmaps, shrink being key driver to industry growth, expected industry adoption of EUV and statements with respect to the intent of customers to insert EUV into production, the expected continuation of Moore's law and that EUV will continue to enable Moore’s law and drive long term value, goals for holistic lithography, intention to return excess cash to shareholders, and statements about our proposed dividend, dividend policy and intention to repurchase shares and statements with respect to the current share repurchase plan. You can generally identify these statements by the use of words like "may", "will", "could", "should", "project", "believe", "anticipate", "expect", "plan", "estimate", "forecast", "potential", "intend", "continue" and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers' products, competitive products and pricing, the impact of any manufacturing efficiencies and capacity constraints, performance of our systems, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products including EUV, the number and timing of EUV systems expected to be shipped and recognized in revenue, delays in EUV systems production and development, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, changes in tax rates, available cash and liquidity, our ability to refinance our indebtedness, distributable reserves for dividend payments and share repurchases and timing of resumption of the share repurchase plan, and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward- looking statements, whether as a result of new information, future events or otherwise. Forward looking statements